Exhibit 99.23

401 Bay Street, Suite 2010, P.O. Box 118 Toronto, Ontario Canada M5H 2Y4	Shares outstanding: 111,735,658 TSX: BLE, BLE.WT.A Frankfurt: A6R
May 9, 2007
BLUE PEARL TO WEBCAST ANNUAL GENERAL MEETING ON
MAY 10 AT 4:00 P.M. EASTERN; SCHEDULES Q1 2007
FINANCIAL RESULTS CONFERENCE CALL/WEBCAST FOR
MAY 11 AT 10:00 A.M. EASTERN
Blue Pearl Mining Ltd., one of the world’s largest publicly traded, pure molybdenum producers, today announced that it will provide a live audio webcast of its Annual General Meeting to be held on May 10, 2007 at 4:00 p.m. (Eastern) at the National Club in Toronto. The audio webcast will be available at the Company’s website at www.bluepearl.ca and at www.ccnmatthews.com.
In addition, Blue Pearl will issue a news release on its first-quarter 2007 financial results after markets close on May 10, 2007 and hold a conference call for analysts and investors to discuss the results on May 11, 2007 at 10 a.m. (Eastern).
Ian McDonald, Executive Chairman, Kevin Loughrey, President and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the conference call.
To participate in the call, please dial 416-695-6623 or 1-877-323-2090 about five minutes prior to the start of the call.
A live audio webcast of the conference call will be available at www.ccnmatthews.com and www.bluepearl.ca.
An archived recording of the call will be available at 416-695-5275 or 1-888-509-0081 (Passcode 644207) from 12:00 p.m. on May 11 to 11:59 p.m. on May 18. An archived recording of the webcast will also be available at Blue Pearl’s website.

About Blue Pearl Mining Ltd.
Blue Pearl is the world’s fifth-largest molybdenum producer. In October 2006, the Company purchased the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Blue Pearl is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.bluepearl.ca.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
For more information, please contact:

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Ian McDonald, Executive Chairman	Tina Cameron
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	tcameron@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor
Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@bluepearl.ca

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